Exhibit 99.1

ASM International N.V.

Contact:	Naud van der Ven	+ 31 30 229 85 40
	Mary Jo Dieckhaus	+ 1 212 986 29 00
	Erik Kamerbeek	+ 31 30 229 85 00

ASM INTERNATIONAL REPORTS

THIRD QUARTER 2008 OPERATING RESULTS

BILTHOVEN, THE NETHERLANDS, October 29, 2008—ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its third quarter 2008 operating results in accordance with US GAAP.

•	Net sales of the third quarter of 2008 were EUR 190.0 million, down 9% from the second quarter of 2008 and down 25% from the third quarter of 2007.

•

Net earnings of the third quarter of 2008 were EUR 2.4 million, or EUR 0.05 diluted net earnings per share, as compared to net earnings of EUR 9.6 million, or EUR 0.18 diluted net earnings per share for the second quarter of 2008 and net earnings of EUR 15.8 million, or EUR 0.28 diluted net earnings per share for the third quarter of 2007.

•

Bookings in the third quarter of 2008 were EUR 176.2 million, down 9% from the second quarter of 2008. Bookings from our Front-end segment were up 3% and bookings from our Back-end segment were down 15%. Quarter-end backlog was EUR 160.8 million, down 8% from the end of the previous quarter.

•	Both our Front-end and Back-end segments achieved positive cash flows from operations in the third quarter of 2008, and in the nine months ended September 30, 2008.

•	ASMI completes sale of its interest in NanoPhotonics.

•	Update on contacts with Applied Materials and Francisco Partners

“ASMI Q3 results for both Front-end and Back-end operations were clearly impacted by further deterioration in the global macro-economic climate, on top of the effects of the pre-existing semiconductor equipment industry downturn”, commented Chuck del Prado, President and Chief Executive Officer of ASM International.

“However, despite the difficult conditions we faced during this period, we continued to make progress in streamlining our Front-end cost structure, which resulted in a modest increase in the Front-end gross margin, even though Front-end sales experienced a double-digit decline.

At the same time, our Back-end operations report relatively good operational results. This is a tribute to Back-end’s successful business strategy and firmly-rooted financial foundation.”

Three months ended September 30, 2008.

The following table shows the operating performance for the third quarter of 2008 as compared to the second quarter of 2008 and the third quarter of 2007:

(EUR millions, except earnings per share)	Q3 2007	Q2 2008	Q3 2008	% Change Q2 2008 to Q3 2008		% Change Q3 2007 to Q3 2008
Net sales	253.5	209.4	190.0	(9)%		(25)%
Gross profit	97.2	81.2	68.7	(15)%		(29)%
Gross profit margin %	38.4%	38.8%	36.2%	(2.6	)%(1)	(2.2	)%(1)
Selling, general and administrative expenses	(33.3)	(31.8)	(30.7)	(4)%		(8)%
Research and development expenses	(21.2)	(18.4)	(18.8)	2%		(11)%
Amortization of other intangible assets	(0.1)	(0.1)	(0.1)	—		—
Impairment of goodwill	—	(1.4)	—	na		na

Earnings from operations	42.6	29.5	19.1	(35)%		(55)%

Net earnings	15.8	9.6	2.4	(75)%		(85)%

Diluted net earnings per share	0.28	0.18	0.05

New orders	197.7	193.3	176.2	(9)%		(11)%
Backlog at end of period	186.8	174.5	160.8	(8)%		(14)%

(1) Percentage point change

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the third quarter of 2008 as compared to the second quarter of 2008 and the third quarter of 2007:

(EUR millions)	Q3 2007	Q2 2008	Q3 2008	% Change Q2 2008 to Q3 2008	% Change Q3 2007 to Q3 2008
Front-end	107.9	77.2	63.4	(18)%	(41)%
Back-end	145.6	132.2	126.6	(4)%	(13)%

Total net sales	253.5	209.4	190.0	(9)%	(25)%

In the third quarter of 2008, net sales of wafer processing equipment (Front-end segment) represented 33% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 67% of total net sales.

The decrease of net sales of our Front-end segment was mainly due to the overall market situation, in particular at our DRAM customers.

The strengthening of the US dollar and US dollar related currencies against the euro in the third quarter of 2008 as compared to the second quarter of 2008 impacted total net sales positively by 1%. The weakening of the Yen, US dollar and US dollar related currencies against the euro in the third quarter of 2008 as compared to the third quarter of 2007 impacted total net sales negatively by 9%.

Gross Profit Margin. The following table shows our gross profit and gross profit margin for Front-end and Back-end segments for the third quarter of 2008 as compared to the second quarter of 2008 and the third quarter of 2007:

(EUR millions)	Gross profit Q3 2007	Gross profit Q2 2008	Gross profit Q3 2008	Gross profit margin Q3 2007	Gross profit margin Q2 2008	Gross profit margin Q3 2008	Increase or (decrease) percentage points Q2 2008 to Q3 2008	Increase or (decrease) percentage points Q3 2007 to Q3 2008
Front-end	33.8	24.6	20.3	31.4%	31.9%	32.1%	0.2	0.7
Back-end	63.4	56.6	48.4	43.5%	42.8%	38.2%	(4.6)	(5.3)

Total gross profit	97.2	81.2	68.7	38.4%	38.8%	36.2%	(2.6)	(2.2)

Even though our Front-end segment reported lower sales in the third quarter of 2008 when compared to the second quarter of 2008, the gross profit margin increased slightly. The increase is mainly due to changes in the product mix and the results from cost reductions programs.

The gross profit margin of our Back-end segment decreased from the second quarter of 2008 as a result of increased costs of labor and materials.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the third quarter of 2008 as compared to the second quarter of 2008 and the third quarter of 2007:

(EUR millions)	Q3 2007	Q2 2008	Q3 2008	% Change Q2 2008 to Q3 2008	% Change Q3 2007 to Q3 2008
Front-end	18.2	17.9	16.5	(8)%	(9)%
Back-end	15.1	13.9	14.2	2%	(6)%

Total selling, general and administrative expenses	33.3	31.8	30.7	(4)%	(8)%

The decrease in the Front-end segment from the second quarter of 2008 results mainly from continuous effort to control selling, general and administrative expenses, in line with the market situation.

The increase in the Back-end segment from the second quarter of 2008 results mainly from the strengthening of the Hong Kong dollar against the euro.

As a percentage of net sales, selling, general and administrative expenses were 16% in the third quarter of 2008, 15% in the second quarter of 2008 and 13% in the third quarter of 2007.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the third quarter of 2008 as compared to the second quarter of 2008 and the third quarter of 2007:

(EUR millions)	Q3 2007	Q2 2008	Q3 2008	% Change Q2 2008 to Q3 2008	% Change Q3 2007 to Q3 2008
Front-end	13.3	11.0	10.7	(3)%	(20)%
Back-end	7.9	7.4	8.1	9%	3%

Total research and development expenses	21.2	18.4	18.8	2%	(11)%

As a percentage of net sales, research and development expenses were 10% in the third quarter of 2008, 9% in the second quarter of 2008 and 8% in the third quarter of 2007.

The increase in the Back-end segment from the second quarter of 2008 results from increased headcount and costs of labor.

Earnings from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the third quarter of 2008 as compared to the second quarter of 2008 and the third quarter of 2007:

(EUR millions)	Q3 2007	Q2 2008	Q3 2008	% Change Q2 2008 to Q3 2008	% Change Q3 2007 to Q3 2008
Front-end	2.3	(5.8)	(7.0)	(21)%	na
Back-end	40.3	35.3	26.1	(26)%	(35)%

Total earnings from operations	42.6	29.5	19.1	(35)%	(55)%

Earnings from operations of our Front-end segment in the third quarter of 2007 include an expense resulting from early extinguishment of convertible debt of EUR 4.1 million.

Earnings from operations of our Front-end segment in the second quarter of 2008 include the impairment charge of EUR 1.4 million related to goodwill of our investment in NanoPhotonics.

The decrease in the Front-end segment is primarily the result of decreased sales.

The decrease in the Back-end segment is the result of increased costs of labor and materials.

Net Earnings. The following table shows net earnings for our Front-end and Back-end segments for the third quarter of 2008 as compared to the second quarter of 2008 and the third quarter of 2007:

(EUR millions)	Q3 2007	Q2 2008	Q3 2008	% Change Q2 2008 to Q3 2008	% Change Q3 2007 to Q3 2008
Front-end	(3.8)	(6.8)	(9.5)	(39)%	(147)%
Back-end	19.6	16.4	11.9	(28)%	(40)%

Total net earnings	15.8	9.6	2.4	(75)%	(85)%

Excluding the expense resulting from early extinguishment of convertible debt of EUR 4.1 million, Front-end achieved positive net earnings in the third quarter of 2007 of EUR 0.3 million.

Excluding the impairment charge of EUR 1.4 million related to goodwill of our investment in NanoPhotonics, net earnings of the Front-end segment amount to a loss of EUR 5.4 million in the second quarter of 2008.

Net earnings for the Back-end segment reflect our 53.1% ownership of ASM Pacific Technology.

Nine months ended September 30, 2008.

The following table shows the operating performance and the percentage change for the nine months ended September 30, 2008 compared to the same period in 2007:

(EUR millions, except earnings per share)	Nine months ended September 30,
	2007	2008	% Change
Net sales	718.3	596.4	(17)%
Gross profit margin	266.9	226.3	(15)%
Gross profit margin %	37.2%	38.0%	0.8 (1)
Selling, general and administrative expenses	(96.1)	(91.5)	(5)%
Research and development expenses	(62.5)	(56.1)	(10)%
Amortization of other intangible assets	(0.4)	(0.4)	—
Impairment of goodwill	—	(1.4)	na

Earnings from operations	107.9	76.9	(29)%

Net earnings	41.9	24.7	(41)%

Diluted net earnings per share	0.74	0.47

New orders	670.8	556.8	(17)%
Backlog at the end of period	186.8	160.8	(14)%

(1)	Percentage points change.

Net Sales. The following table shows net sales for the Front-end and Back-end segments and the percentage change for the nine months ended September 30, 2008 compared to the same period in 2007:

(EUR millions)	Nine months ended September 30,
	2007	2008	% Change
Front-end	344.6	224.4	(35)%
Back-end	373.7	372.0	—

Total net sales	718.3	596.4	(17)%

In the nine months ended September 30, 2008, net sales of wafer processing equipment (Front-end segment) represented 38% of total net sales. Net sales of assembly and packaging equipment and materials (Back-end segment) represented 62% of total net sales.

The weakening of the Yen, US dollar and US dollar related currencies against the euro in the nine months ended September 30, 2008 compared to the nine months ended September 30, 2007 impacted net sales negatively by 10%.

Gross Profit Margin. The following table shows the gross profit margin for Front-end and Back-end segments and the percentage point change for the nine months ended September 30, 2008 compared to the same period in 2007:

(EUR millions)	Nine months ended September 30,
	Gross profit 2007	Gross profit 2008	Gross profit margin 2007	Gross profit margin 2008	Increase or (decrease) percentage points
Front-end	107.3	73.5	31.1%	32.8%	1.7
Back-end	159.6	152.8	42.7%	41.1%	(1.6)

Total gross profit	266.9	226.3	37.2%	38.0%	0.8

The gross profit margin of our Front-end segment increased due to changes in the product mix and the results from cost reduction programs.

The gross profit margin of our Back-end segment decreased as a result of increased costs of labor and materials.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for Front-end and Back-end segments and the percentage change for the nine months ended September 30, 2008 compared to the same period in 2007:

(EUR millions)	Nine months ended September 30,
	2007	2008	% Change
Front-end	55.5	50.8	(8)%
Back-end	40.6	40.7	—

Total selling, general and administrative expenses	96.1	91.5	(5)%

As a percentage of net sales, selling, general and administrative expenses were 15% in the nine months ended September 30, 2008, compared to 13% in the nine months ended September 30, 2007.

Research and Development Expenses. The following table shows research and development expenses for Front-end and Back-end segments and the percentage change for the nine months ended September 30, 2008 compared to the same period in 2007:

(EUR millions)	Nine months ended September 30,
	2007	2008	% Change
Front-end	40.2	33.4	(17)%
Back-end	22.3	22.7	2%

Total research and development expenses	62.5	56.1	(10)%

As a percentage of net sales, research and development expenses were 9% in the nine months ended September 30, 2008 and in the same period ended September 30, 2007.

Earnings from Operations. The following table shows earnings from operations for the Front-end and Back-end segments and the percentage change for the nine months ended September 30, 2008 compared to the same period in 2007:

(EUR millions)	Nine months ended September 30,
	2007	2008	% Change
Front-end	11.2	(12.5)	nm
Back-end	96.7	89.4	(8)%

Consolidated earnings from operations	107.9	76.9	(29)%

Earnings from operations for the Front-end segment for the nine months ended September 30, 2008 include impairment charges of EUR 1.4 million related to goodwill of our investment in NanoPhotonics. Excluding the impairment charge, earnings from operations of our Front-end segment amount to a loss of EUR 11.1 million.

Net Earnings. The following table shows net earnings for the Front-end and Back-end segments and the percentage change for the nine months ended September 30, 2008 compared to the same period in 2007:

(EUR millions)	Nine months ended September 30,
	2007	2008	% Change
Front-end	(5.7)	(17.3)	(203)%
Back-end	47.6	42.0	(12)%

Consolidated net earnings	41.9	24.7	(41)%

Net earnings of our Front-end segment for the nine months ended September 30, 2007 include expenses resulting from the early extinguishment of convertible debt of EUR 10.0 million. Excluding this expense, Front-end achieved positive net earnings in the nine months ended September 30, 2007 of EUR 4.3 million.

Net earnings of our Front-end segment for the nine months ended September 30, 2008 include impairment charges of EUR 1.4 million related to goodwill of our investment in NanoPhotonics. Excluding the impairment charge, net earnings of our Front-end segment amount to a loss of EUR 15.9 million.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the third quarter of 2008 and the backlog at the end of the third quarter as compared to the second quarter of 2008 and the third quarter of 2007:

(EUR millions, except book-to-bill ratio)	Q3 2007	Q2 2008	Q3 2008	% Change Q2 2008 to Q3 2008	% Change Q3 2007 to Q3 2008
Front-end:
New orders for the quarter	68.3	60.8	63.0	3%	(8)%
Backlog at the end of the quarter	94.7	75.1	74.8	—	(21)%
Book-to-bill ratio (new orders divided by net sales)	0.63	0.79	0.99

Back-end:
New orders for the quarter	129.4	132.5	113.2	(15)%	(12)%
Backlog at the end of the quarter	92.1	99.4	86.0	(13)%	(7)%
Book-to-bill ratio (new orders divided by net sales)	0.89	1.00	0.89

Total
New orders for the quarter	197.7	193.3	176.2	(9)%	(11)%
Backlog at the end of the quarter	186.8	174.5	160.8	(8)%	(14)%
Book-to-bill ratio (new orders divided by net sales)	0.78	0.92	0.93

The following table shows the level of new orders during the nine months ended September 30, 2007 and 2008 and the backlog at September 30, 2007 and 2008 and the percentage change:

	Nine months ended September 30,
(EUR millions, except book-to-bill ratio)	2007	2008	% Change
Front-end:
New orders	283.8	200.0	(30)%
Backlog at September 30	94.7	74.8	(21)%
Book-to-bill ratio (new orders divided by net sales)	0.82	0.89

Back-end:
New orders	387.0	356.8	(8)%
Backlog at September 30	92.1	86.0	(7)%
Book-to-bill ratio (new orders divided by net sales)	1.04	0.96

Total
New orders	670.8	556.8	(17)%
Backlog at September 30	186.8	160.8	(14)%
Book-to-bill ratio (new orders divided by net sales)	0.93	0.93

Liquidity and capital resources

Net cash provided by operations in the third quarter of 2008 was EUR 47.7 million as compared to net cash provided by operations of EUR 38.2 million in the third quarter of 2007. For the nine months ended September 30, 2008, net cash provided by operations was EUR 109.2 million compared to cash provided by operations of EUR 69.1 million for the same period in 2007. This change results primarily from decreased working capital. Both our Front-end and Back-end segments achieved positive cash flows from operations in the third quarter of 2008, and in the nine months ended September 30, 2008.

Net cash used in investing activities in the third quarter of 2008 was EUR 8.3 million, compared to EUR 8.0 million in the third quarter of 2007. For the nine months ended September 30, 2008, net cash used in investing activities was EUR 23.7 million compared to EUR 30.8 million for the same period in 2007. This development results from decreased capital expenditures, primarily in our Back-end segment.

Net cash used in financing activities in the third quarter of 2008 was EUR 26.8 million, compared to EUR 40.3 million in the third quarter of 2007. For the nine months ended September 30, 2008, net cash used in financing activities was EUR 83.9 million compared to EUR 85.9 million for the same period in 2007. In accordance with our commitment made in 2006, we have utilized EUR 36.5 million of EUR 49.2 million dividends received from Back-end operations to purchase treasury shares in the nine months ended September 30, 2008. The nine months ended September 30, 2007 included the purchase of treasury shares (EUR 8.2 million), the buy back of convertible debt (EUR 35.5 million), and dividend paid (EUR 5.4 million).

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, increased from EUR 271.1 million at June 30, 2008 to EUR 273.3 million at September 30, 2008. The increase is noticed in our Back-end segment, which is partially offset by decreased net working capital in our Front-end segment. The number of outstanding days of working capital, measured based on annual sales, increased from 110 days at June 30, 2008 to 120 days at September 30, 2008. During the same period, our Front-end segment increased from 137 days to 146 days, while our Back-end segment increased from 91 days to 102 days.

At September 30, 2008, our principal sources of liquidity consisted of EUR 169.7 million in cash and cash equivalents and EUR 98.5 million in undrawn bank lines. Approximately EUR 45.8 million of the cash and cash equivalents and EUR 27.0 million of the undrawn bank lines are restricted for use in our Back-end operations and EUR 20.0 million of the cash and cash equivalents and EUR 20.3 million in undrawn bank lines are restricted for use in our Front-end operations in Japan.

ASMI completes sale of its interest in NanoPhotonics

In the third quarter of 2008 ASMI finalized the sale of its 72.86% interest in NanoPhotonics. This divestiture is part of ASMI’s plan to focus on its core wafer processing portfolio strengths as outlined in its Roadmap to Front-end Peer Group Profitability.

ASMI recorded an impairment charge of EUR 1.4 million related to goodwill of its investment in NanoPhotonics in the second quarter of 2008. The sale has not materially impacted earnings of the third quarter of 2008.

Update on contacts with Applied Materials and Francisco Partners

Further to the information on the subject in our press release dated September 4, 2008 regarding contacts with Applied Materials (AMAT) and Francisco Partners (FP), ASMI announces that, at their request, it has provided AMAT and FP with additional information and has discussed with AMAT and FP certain questions arising there from. ASMI is still awaiting whether a further offer from AMAT and/or FP will be forthcoming.

Outlook

The consensus of sector analysts and companies is for continued weakness in our industry for at least the next several quarters as customers deal with the global economic upheaval and cyclical influences. In spite of the ongoing softness in Front-end capital equipment spending, ASMI anticipates an increase of revenues in the fourth quarter as compared to the third quarter.

As the overall outlook for the Front-end equipment market has contracted severely over the past several months, it is clear that we must revisit some of the targets in the Roadmap to Front-end Peer Group Profitability that we previously announced for 2009.

While visibility is also limited in the assembly and packaging market, we expect that Back-end’s low-cost, highly-flexible business model will continue to deliver satisfactory results in the fourth quarter although at lower sales levels.

Overall, we remain steadfast in our belief that our strong base of leading-edge technologies, aligned with our customer roadmaps, will drive ASMI’s growth path when the industry shows signs of recovery.

ASM INTERNATIONAL CONFERENCE CALL

ASM International will host an investor conference call and web cast on

THURSDAY, OCTOBER 30, 2008 at

10:00 a.m. US Eastern time

15:00 p.m Continental European time.

The teleconference dial-in numbers are as follows:

United States:	+1 866.966.5335
International:	+44 (0)20.3023.4456

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through November 13, 2008. The replay dial-in numbers are:

United States:	+1 866.583.1035
International:	+44 (0)20.8196.1998
Access code:	117327#

About ASM International

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

				In Euro
	Three months ended September 30,		Nine months ended September 30,
(thousands, except earnings per share data)	2007	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales	253,501	189,953	718,306	596,432
Cost of sales	(156,283)	(121,262)	(451,430)	(370,098)

Gross profit	97,218	68,691	266,876	226,334

Operating expenses:
Selling, general and administrative	(33,272)	(30,633)	(96,072)	(91,552)
Research and development	(21,224)	(18,822)	(62,478)	(56,105)
Amortization of other intangible assets	(137)	(115)	(420)	(358)
Impairment of goodwill	—	—	—	(1,395)

Total operating expenses	(54,633)	(49,570)	(158,970)	(149,410)

Earnings from operations	42,585	19,121	107,906	76,924
Net interest expense	(938)	(840)	(2,964)	(2,584)
Expense resulting from early extinguishment of debt	(4,139)	—	(10,049)	—
Foreign currency exchange losses	(440)	(437)	(1,164)	(35)

Earnings before income taxes and minority interest	37,068	17,844	93,729	74,305
Income tax expense	(4,050)	(4,929)	(10,208)	(12,788)

Earnings before minority interest	33,018	12,915	83,521	61,517
Minority interest	(17,191)	(10,494)	(41,634)	(36,861)

Net earnings	15,827	2,421	41,887	24,656

Dividend preferred shares	—	(4)	—	(6)

Net earnings to common shareholders	15,827	2,417	41,887	24,650

Net earnings per share:
Basic net earnings	0.29	0.05	0.78	0.47
Diluted net earnings (1)	0.28	0.05	0.74	0.47

Weighted average number of common shares used in computing per share amounts (in thousands):
Basic	54,005	51,793	53,956	52,477
Diluted (1)	64,631	51,993	65,364	52,658

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. For the three months period and the nine months period ended September 30, 2008, the effect of a potential conversion of convertible subordinated debt into 9,764,655 common shares was anti-dilutive and no adjustments have been reflected in the diluted weighted average numbers of common shares and net earnings for these periods.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

		In Euro
(thousands, except share data)	December 31, 2007	September 30, 2008
		(unaudited)
Assets

Cash and cash equivalents	167,923	169,708
Accounts receivable, net	229,160	195,315
Inventories, net	205,504	211,022
Income taxes receivable	117	111
Deferred tax assets	4,062	4,280
Other current assets	26,786	30,748

Total current assets	633,552	611,184

Debt issuance costs	2,316	1,766
Deferred tax assets	951	1,043
Other intangible assets	4,251	5,596
Goodwill, net	49,621	47,252
Property, plant and equipment, net	149,642	151,044

Total Assets	840,333	817,885

Liabilities and Shareholders’ Equity

Notes payable to banks	16,677	26,798
Accounts payable	99,046	79,704
Accrued expenses	68,076	67,754
Advance payments from customers	10,039	9,420
Deferred revenue	12,377	6,934
Income taxes payable	19,686	26,845
Current portion of long-term debt	15,438	6,954

Total current liabilities	241,339	224,409

Pension liabilities	3,872	4,032
Deferred tax liabilities	799	747
Long-term debt	15,828	12,762
Convertible subordinated debt	138,993	137,665

Total Liabilities	400,831	379,615

Minority interest	120,624	118,757

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 54,005,214 and 54,275,131 shares	2,160	2,171
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none and 21,985 shares	—	220
Capital in excess of par value	319,657	324,074
Treasury shares at cost	(3,985)	(37,215)
Retained earnings	73,965	98,360
Accumulated other comprehensive loss	(72,919)	(68,097)

Total Shareholders’ Equity	318,878	319,513

Total Liabilities and Shareholders’ Equity	840,333	817,885

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands)	In Euro
	Three months ended September 30,		Nine months ended September 30,
	2007	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	15,827	2,421	41,887	24,656
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation property, plant and equipment	8,311	8,175	25,040	23,836
Amortization of other intangible assets	351	367	1,046	1,098
Impairment of goodwill	—	—	—	1,395
Amortization of debt issuance costs	199	144	653	577
Compensation expense employee stock option plan	511	511	1,327	1,391
Compensation expense employee share incentive scheme ASMPT	2,531	2,292	5,750	5,386
Deferred income taxes	(104)	591	(180)	(2)
Expense resulting from early extinguishment of debt	4,139	—	10,049	—
Minority interest	17,191	10,494	41,634	36,861
Changes in other assets and liabilities:
Accounts receivable	(7,686)	19,248	(55,666)	40,945
Inventories	(7,191)	5,779	(30,219)	454
Other current assets	572	3,910	(9,496)	(3,206)
Accounts payable and accrued expenses	(687)	(5,098)	23,405	(24,460)
Advance payments from customers	1,867	(2,350)	3,784	(188)
Deferred revenue	(1,574)	(2,660)	2,205	(5,543)
Pension liabilities	185	72	432	194
Income taxes	3,793	3,839	7,441	5,787

Net cash provided by operating activities	38,235	47,735	69,092	109,181

Cash flows from investing activities:
Capital expenditures	(9,772)	(7,775)	(32,177)	(24,392)
Purchase of other intangible assets	(164)	(1,056)	(646)	(2,870)
Disposal of investment	—	410	—	410
Proceeds from sale of property, plant and equipment	1,940	163	2,046	3,140

Net cash used in investing activities	(7,996)	(8,258)	(30,777)	(23,712)

Cash flows from financing activities:
Notes payable to banks, net	(2,075)	7,673	(3,801)	8,179
Proceeds of long-term debt and subordinated debt	8,554	—	9,758	—
Repayments of long-term debt and subordinated debt	(15,794)	(9,057)	(40,028)	(13,449)
Purchase of treasury shares	(4,667)	(4,435)	(8,162)	(36,453)
Proceeds from issuance of preferred shares	—	—	—	220
Proceeds from issuance of common shares and exercise of stock options	1,060	87	4,630	1,039
Dividend to minority shareholders	(21,980)	(21,057)	(42,900)	(43,398)
Dividend to shareholders ASMI	(5,397)	—	(5,397)	—

Net cash used in financing activities	(40,299)	(26,789)	(85,900)	(83,862)
Exchange rate effects	(1,481)	4,735	(4,400)	178

Net increase (decrease) in cash and cash equivalents	(11,541)	17,423	(51,985)	1,785
Cash and cash equivalents at beginning of period	153,428	152,285	193,872	167,923

Cash and cash equivalents at end of period	141,887	169,708	141,887	169,708

Supplemental disclosures of cash flow information
Cash paid (received) during the period for:
Interest, net	(804)	(877)	1,406	938
Income taxes, net	361	500	2,947	7,003

Non cash investing and financing activities:
Subordinated debt converted	—	311	—	4,967
Subordinated debt converted into number of shares	—	23,660	—	372,946

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (1/2)

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 53.10% at September 30, 2008, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment’s main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(thousands)	In Euro
	Front-end	Back-end	Total
Three months ended September 30, 2007	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	107,926	145,575	253,501
Gross profit	33,851	63,367	97,218
Earnings from operations	2,260	40,325	42,585
Net interest income (expense)	(1,516)	578	(938)
Expense resulting from early extinguishment of debt	(4,139)	—	(4,139)
Foreign currency exchange gains (losses)	(530)	90	(440)
Income tax benefit (expense)	96	(4,146)	(4,050)
Minority interest	—	(17,191)	(17,191)
Net earnings (loss)	(3,829)	19,656	15,827

Capital expenditures and purchase of other intangible assets	1,760	8,176	9,936
Depreciation and amortization	3,922	4,740	8,662

Three months ended September 30, 2008	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	63,333	126,620	189,953
Gross profit	20,337	48,354	68,691
Earnings from operations	(6,958)	26,079	19,121
Net interest income (expense)	(1,038)	198	(840)
Foreign currency exchange losses	(68)	(369)	(437)
Income tax benefit (expense)	(1,397)	(3,532)	(4,929)
Minority interest	—	(10,494)	(10,494)
Net earnings (loss)	(9,461)	11,882	2,421
Dividend preferred shares	(4)	—	(4)
Net earnings (loss) to common shareholders	(9,465)	11,882	2,417

Capital expenditures and purchase of other intangible assets	2,583	6,248	8,831
Depreciation and amortization	4,000	4,542	8,542

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(thousands, except headcount)	In Euro
	Front-end	Back-end	Total
Nine months ended September 30, 2007	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	344,616	373,690	718,306
Gross profit	107,294	159,582	266,876
Earnings from operations	11,194	96,712	107,906
Net interest income (expense)	(5,079)	2,115	(2,964)
Expense resulting from early extinguishment of debt	(10,049)	—	(10,049)
Foreign currency exchange gains (losses)	(1,334)	170	(1,164)
Income tax expense	(449)	(9,759)	(10,208)
Minority interest	—	(41,634)	(41,634)
Net earnings (loss)	(5,717)	47,604	41,887

Capital expenditures and purchase of other intangible assets	7,717	25,106	32,823
Depreciation and amortization	12,358	13,728	26,086

Cash and cash equivalents	99,045	42,842	141,887
Capitalized goodwill	13,706	37,456	51,162
Other intangible assets	3,915	840	4,755
Other identifiable assets	343,826	300,256	644,082
Total assets	460,492	381,394	841,886
Total debt	190,169	14	190,183
Headcount in full-time equivalents (1)	1,868	10,046	11,914

Nine months ended September 30, 2008	(unaudited)	(unaudited)	(unaudited)
Net sales to unaffiliated customers	224,381	372,051	596,432
Gross profit	73,481	152,853	226,334
Earnings from operations	(12,499)	89,423	76,924
Net interest income (expense)	(3,406)	822	(2,584)
Foreign currency exchange gains (losses)	(199)	164	(35)
Income tax expense	(1,222)	(11,566)	(12,788)
Minority interest	—	(36,861)	(36,861)
Net earnings (loss)	(17,326)	41,982	24,656
Dividend preferred shares	(6)	—	(6)
Net earnings (loss) to common shareholders	(17,332)	41,982	24,650

Capital expenditures and purchase of other intangible assets	11,978	15,284	27,262
Depreciation and amortization	11,294	13,640	24,934
Impairment of goodwill	1,395	—	1,395

Cash and cash equivalents	123,894	45,814	169,708
Capitalized goodwill	10,120	37,132	47,252
Other intangible assets	4,979	617	5,596
Other identifiable assets	279,315	316,014	595,329
Total assets	418,308	399,577	817,885
Total debt	184,179	—	184,179
Headcount in full-time equivalents (1)	1,690	10,564	12,254

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles in the United States of America (“US GAAP”). Accounting principles applied are unchanged compared to the year 2007.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The minority interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP - IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to goodwill, minority interest, convertible subordinated notes, development expenses, option plans, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

	Net earnings		Net earnings
	Three months ended September 30,		Nine months ended September 30,
(EUR thousands, except per share data)	2007	2008	2007	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP	15,827	2,421	41,887	24,656
Adjustments for IFRS:
Goodwill	—	81	—	81
Classification of minority interest	17,191	10,494	41,634	36,861
Convertible subordinated notes	(3,797)	87	(9,282)	(3,849)
Development expenses	3,820	2,584	11,271	8,455
Option plans	—	—	6	—
Preferred shares	—	(4)	—	(6)

Total adjustments	17,214	13,242	43,629	41,542

IFRS	33,041	15,663	85,516	66,198

IFRS allocation of net earnings:
Shareholders	15,850	5,169	43,882	29,337
Minority interest	17,191	10,494	41,634	36,861

Net earnings per share:
Basic	0.29	0.10	0.81	0.56
Diluted	0.29	0.10	0.81	0.56

			Equity	Equity
(EUR thousands)			December 31, 2007	September 30, 2008
				(unaudited)
US GAAP			318,878	319,513
Adjustments for IFRS:
Goodwill			(9,569)	(9,739)
Classification of minority interest			120,624	118,757
Convertible subordinated notes			17,151	13,303
Development expenses			29,717	40,578
Pension plans			747	820
Preferred shares			—	(220)

Total adjustments			158,670	163,499

IFRS			477,548	483,012